UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

404139107
(CUSIP Number)

January 28, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	404139107

1.	NAME OF REPORTING PERSONS

Lancer Capital LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

3,034,621 (1)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

3,034,621 (1)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,034,621 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5% (1)(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 456,621 shares of Common Stock of HC2 Holdings, Inc. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022.
(2)
Based on 45,935,196 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 5, 2019.

CUSIP No	404139107

1.	NAME OF REPORTING PERSONS

Avram A. Glazer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

3,034,621 (1)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

3,034,621 (1)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,034,621 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5% (1)(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(3)	Includes 456,621 shares of Common Stock of the Issuer issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022.
(4)	Based on 45,935,196 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2019.

CUSIP No	404139107

Item 1.	(a).	Name of Issuer:
HC2 Holdings, Inc. (the "Issuer")

(b).	Address of Issuer's Principal Executive Offices:
450 Park Avenue, 30th Floor New York, NY 10022

Item 2.	(a).	Name of Person Filing:

Lancer Capital LLC Avram A. Glazer The filing persons named above are collectively referred to herein as the "Reporting Persons."

(b).	Address of Principal Business Office, or if None, Residence:
Lancer Capital LLC 777 South Flagler Drive Suite 800, West Tower West Palm Beach, FL 33401 Avram A. Glazer 777 South Flagler Drive Suite 800, West Tower West Palm Beach, FL 33401

(c).	Citizenship:
Lancer Capital LLC – Delaware Avram A. Glazer – United States of America

(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share ("Common Stock")

(e).	CUSIP Number:
404139107

Item 3.	If This Statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b), or (c), check whether the person filing is a

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Each of the Reporting Persons may be deemed to beneficially own 3,034,621 shares of Common Stock, including 456,621 shares of Common Stock issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022.  Such securities are directly held by Lancer Capital LLC.  Avram A. Glazer is the sole member of Lancer Capital LLC.

(b)	Percent of class:
Lancer Capital LLC – 6.5% (1) Avram A. Glazer – 6.5% (1)

Such percentage is based on 45,935,196 shares of the Issuer's Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

(c)	Number of shares as to which the person has:

Lancer Capital LLC

(i)	Sole power to vote or to direct the vote	3,034,621 (1)	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	3,034,621 (1)	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

Avram A. Glazer

(i)	Sole power to vote or to direct the vote	3,034,621 (1)	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	3,034,621 (1)	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

(1)  Includes 456,621 shares of Common Stock of the Issuer issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable.

Item 10.	Certification.

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2020
(Date)

Lancer Capital LLC

By: /s/ Avram A. Glazer
Avram A. Glazer
Sole Member

/s/ Avram A. Glazer
Avram A. Glazer

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of February 7, 2020, by and among the Reporting Persons

Exhibit 99.1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Schedule 13G (including additional amendments thereto) with respect to the Common Stock, par value $0.001 per share, of HC2 Holdings, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

 Dated:  February 7, 2020

Lancer Capital LLC

By: /s/ Avram A. Glazer
Avram A. Glazer
Sole Member

/s/ Avram A. Glazer
Avram A. Glazer